[redacted]

11022020

NITED STATES
ND EXCHANGE COMMISSION
ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED APR 07 2011 WASH. D.C.

SEC FILE NUMBER
8-67457

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TRADEWIRE SECURITIES LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1441 BRICKELL AVENUE, SUITE 1210
(No. and Street)

MIAMI	**FL**	**33131**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEX ARTMANN **(786) 623-2330**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **ALEXANDRE ARTMANN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TRADEWIRE SECURITIES, LLC**, as of **DECEMBER 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT
Title

LAURA PINZON
MY COMMISSION # DD979128
EXPIRES April 06, 2014
(407) 398-0153 FloridaNotaryService.com

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** [redacted] of certain portions of this filing, [redacted] a-5(e)(3).

TRADEWIRE SECURITIES, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

TRADEWIRE SECURITIES, LLC
(A Limited Liability Company)
DECEMBER 31, 2010

TABLE OF CONTENTS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Member
Tradewire Securities, LLC

We have audited the accompanying statement of financial condition of Tradewire Securities, LLC (the "Company"), a wholly owned subsidiary of Tradewire Group Ltd., as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tradewire Securities, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

April 6, 2011

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

TRADEWIRE SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$	762,078
Receivable from clearing organizations, net		830,616
Deposits with clearing organizations		1,150,000
Accounts receivable		267,370
Furniture and equipment, net of accumulated depreciation of $17,870		85,350
Other assets		59,685
TOTAL ASSETS	$	3,155,099

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	1,952,402
Commitments (Note 9)		
Member's equity		1,202,697
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,155,099

See accompanying notes to statement of financial condition.

TRADEWIRE SECURITIES, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Tradewire Securities, LLC (the "Company") is a limited liability company formed in Delaware on May 8, 2006. The Company is wholly owned by Tradewire Group Ltd. (the "Parent"), a Cayman Island company. The Company conducts its operations in Miami, Florida, and Sao Paulo, Brazil.

The Company, a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on May 24, 2007, and is also a member of the National Futures Association. The Company began operations in September 2007.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
In 2010, the Company generated revenue primarily from commissions. Commission revenue and related expenses arising from such transactions are reported on a trade-date basis.

Use of estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Property and equipment
Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using a straight-line and various accelerated methods over the estimated useful lives of the assets.

Accounts receivable
Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

No allowance for uncollectible accounts has been provided since management believes that all such amounts are collectible.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, *Improving Disclosures about Fair Value Measurements*. This update amends FASB ASC 820, *Fair Value Measurements and Disclosures*, to require new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques, and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010. The Company adopted certain of the relevant disclosure provisions of ASU 2010-06 on January 1, 2010, and will adopt certain other provisions on January 1, 2011.

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
>
> Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
>
> Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)
to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Subsequent events

In February 2010, the FASB issued an update to authoritative guidance relating to subsequent events, which was effective upon the issuance of the update. The Company adopted this authoritative guidance on December 31, 2010. The update to the authoritative guidance relating to subsequent events removes the requirement for SEC filers to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements.

The adoption of this update to the authoritative guidance relating to subsequent events did not impact the Company's financial position or operating results other than removing the disclosure. The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 3. RECEIVABLE FROM CLEARING ORGANIZATIONS/DEPOSITS WITH CLEARING ORGANIZATIONS

The receivable from clearing organizations represents net cash held by the clearing organizations for commissions generated through December 31, 2010. As required by the clearing agreements, the Company maintains deposits with the clearing organizations of $1,150,000.

NOTE 4. OFF-BALANCE-SHEET AND CREDIT RISKS

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors located primarily in South America. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to other broker-dealers on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreements between the Company and its clearing broker-dealers provide that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to

NOTE 4. OFF-BALANCE SHEET AND CREDIT RISKS (CONTINUED)

maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealers on a daily basis and requiring customers to deposit additional collateral or reduce positions when necessary.

The Company's cash and securities that are held in accounts at its clearing organizations are subject to the credit risk of the clearing organizations. The Company also maintains cash in commercial banks. Amounts held in a single account may at times exceed the federally insured limit.

NOTE 5. FURNITURE AND EQUIPMENT

At December 31, 2010, furniture and equipment consisted of the following:

Furniture and fixtures	$	95,607
Computer equipment and programs		4,613
Leasehold improvements		3,000
		103,220
Less: accumulated depreciation and amortization		(17,870)
Furniture and equipment, net	$	85,350

NOTE 6. ACCOUNTS PAYABLE

Accounts payable consisted of the following at December 31, 2010:

Operating expenses	$	1,035,109
Salary and bonus		917,293
Total	$	1,952,402

NOTE 7. INCOME TAXES

The Company is a single-member limited liability company and has made an election under the Internal Revenue Code to be taxed as a corporation. For the year ended December 31, 2010, the tax provision was reduced to zero by utilization of a portion of the Company's net operating loss ("NOL") carryforwards. At December 31, 2010, remaining NOL carryforwards available to offset future taxable income amount to approximately $202,000 and expire commencing in 2027 through December 31, 2029. The Company has recorded a deferred tax asset of approximately $81,000 related to NOL carryforwards. However, a valuation allowance in the amount of $81,000 was also recorded due to the uncertainty of their ultimate realization.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Company is no longer subject to federal, state or local tax examinations by taxing authorities for years before 2007.

NOTE 8. RELATED PARTY TRANSACTIONS

In accordance with a service agreement between the Company and an entity also owned by the Parent (the "affiliate"), the costs of certain professional and administrative staff and other expenses necessary to conduct the Company's broker-dealer operations are paid by the affiliate. The Company reimburses the affiliate for expenses incurred on behalf of the Company. Total expenses reimbursed for the year ended December 31, 2010, amounted to $520,388.

NOTE 9. COMMITMENTS

Operating leases

The Company leases office space and equipment under operating leases that expire at varying dates through September 2012. The office lease contains provisions for future rent increases.

Future minimum rental payments required as of December 31, 2010, are as follows:

Year ending December 31:	
2011	$ 190,417
2012	129,458
	$ 319,875

Referral fees

Under customer account referral agreements, the Company is required to pay ongoing referral fees to agents in connection with customer introductions, based on trading activity and other services provided.

NOTE 10. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2010, the Company's net capital was approximately $790,000, which exceeded its minimum net capital requirement of approximately $130,000. The Company's percentage of aggregate indebtedness to net capital was 247% at December 31, 2010.

The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.16 under the Commodity Exchange Act or SEC Rule 15c3-1. At December 31, 2010, the Company's net capital as noted above exceeded its minimum net capital requirement under Regulation 1.16 of approximately $130,000.